Exhibit 4.4

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the terms of our common stock and preferred stock but does not purport to be complete, and it is qualified in its entirety by reference to the applicable provisions of federal law governing bank holding companies, Georgia law and our articles of incorporation and bylaws. Our articles of incorporation and bylaws, as amended, are incorporated by reference as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2020 of which this Exhibit 4.4 is a part.

General

Our authorized capital stock consists of 342,857,142 shares of common stock, par value $1.00 per share, and 100,000,000 shares of preferred stock, no par value. As of December 31, 2020, there were 148,039,495 shares of our common stock and 22,000,000 shares of our preferred stock issued and outstanding, which includes 8,000,000 shares of our Series D Preferred Stock and 14,000,000 shares of our Series E Preferred Stock. All outstanding shares of our common stock and preferred stock are fully paid and non-assessable.

Common Stock

Voting Rights
Holders of shares of our common stock have exclusive voting rights and are entitled to one vote per share of common stock on all matters voted by the shareholders, including election of directors.

Preemptive Rights; Cumulative Voting; Liquidation
Our common stock does not carry any preemptive rights enabling a holder to subscribe for or receive shares of our common stock. In the event of liquidation, holders of our common stock are entitled to share in the distribution of assets remaining after payment of debts and expenses and after required payments to holders of our preferred stock. Holders of shares of our common stock are entitled to receive dividends when declared by the board of directors out of funds legally available therefor, subject to the rights of the holders of our preferred stock. The outstanding shares of our common stock are validly issued, fully paid and nonassessable.

There are no redemption or sinking fund provisions applicable to our common stock.

Dividends
Under the laws of the State of Georgia, we, as a business corporation, may declare and pay dividends in cash or property unless the payment or declaration would be contrary to restrictions contained in our articles of incorporation, or unless, after payment of the dividend, we would not be able to pay our debts when they become due in the usual course of our business or our total assets would be less than the sum of our total liabilities. In addition, we are also subject to federal regulatory capital requirements that effectively limit the amount of cash dividends that we may pay to our shareholders.

We are a legal entity separate and distinct from Synovus Bank and our other non-bank subsidiaries. As a result, our primary sources of cash, including cash for the payment of dividends to our shareholders, are dividends from Synovus Bank and our other non-bank subsidiaries or securities offerings conducted by us. Various federal and state statutory provisions and regulations limit the amount of dividends that Synovus Bank and our non-bank subsidiaries may pay to us. Synovus Bank is a Georgia bank. Under the regulations of the Georgia Department of Banking and Finance (“GA DBF”), a Georgia bank must have approval of the GA DBF to pay cash dividends if, at the time of such payment:

a.the ratio of Tier 1 capital to adjusted total assets is less than 6 percent;
b.the aggregate amount of dividends to be declared or anticipated to be declared during the current calendar year exceeds 50 percent of its net after-tax profits before dividends for the previous calendar year; or

a.its total classified assets in its most recent regulatory examination exceeded 80 percent of its Tier 1 capital plus its allowance for loan and lease losses.

The Georgia Financial Institutions Code contains restrictions on the ability of a Georgia bank to pay dividends other than from retained earnings without the approval of the GA DBF. As a result of the foregoing restrictions, Synovus Bank may be required to seek approval from the GA DBF to pay dividends to us.

In addition, we and Synovus Bank are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal bank regulatory authority may prohibit the payment of dividends where it has determined that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The Federal Reserve has indicated that paying dividends that deplete a bank’s capital base to an inadequate level would be an unsound and unsafe banking practice. The Federal Reserve has indicated that depository institutions and their holding companies should generally pay dividends only out of current operating earnings.

Under a Federal Reserve policy adopted in 2009, the board of directors of a bank holding company must consider different factors to ensure that its dividend level is prudent relative to maintaining a strong financial position, and is not based on overly optimistic earnings scenarios, such as potential events that could affect its ability to pay, while still maintaining a strong financial position. As a general matter, the Federal Reserve has indicated that the board of directors of a bank holding company should consult with the Federal Reserve and eliminate, defer or significantly reduce the bank holding company’s dividends if:

a.its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;
b.its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or
c.it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Preferred Stock

Our articles of incorporation provide that our board of directors has the authority, without further vote or action by our shareholders, to issue up to 100 million shares of preferred stock and may determine the preferences, limitations and relative rights of (i) any preferred stock before the issuance of any shares of preferred stock and (ii) one or more series of preferred stock, and designate the number of shares within that series, before the issuance of any shares of that series. Such preferences, limitations and relative rights may include dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series. The issuance of preferred stock could adversely affect the rights of holders of common stock.

On June 20, 2018, we filed articles of amendment to our articles of incorporation, which authorized the issuance of 8,000,000 shares of Series D Preferred Stock. All of the authorized shares of Series D Preferred Stock were issued on June 21, 2018. The Series D Preferred Stock ranks senior to our common stock and at least equally with each other series of preferred stock we may issue (except for any senior series that may be issued with the requisite consent of the holders of the Series D Preferred Stock and all other parity stock), with respect to the payment of dividends and distributions upon liquidation, dissolution or winding up. We will pay non-cumulative cash dividends on the Series D Preferred Stock, when, as and if declared by our board of directors or such committee, based on the $25.00 liquidation preference at a rate of 6.300% per annum, payable quarterly, in arrears, on March 21, June 21, September 21 and December 21 of each year from the original issue date to, but excluding, June 21, 2023. From and including June 21, 2023, we will pay dividends on the Series D Preferred Stock, when, as, and if declared by our board or such committee at a floating rate equal to three-month LIBOR plus 3.352% per annum, payable quarterly, in arrears, on March 21, June 21, September 21 and December 21 of each year, beginning on June 21, 2023. The Series D Preferred Stock has a liquidation preference of $25.00 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Liquidating distributions will be made on the Series D Preferred Stock only to the extent our assets are available after satisfaction of all liabilities to creditors and subject to the rights of holders of any security ranking senior to the Series D Preferred Stock, and pro rata with any other shares of our stock ranking equal to the Series D Preferred Stock. The Series D Preferred Stock is perpetual and does not have any maturity date. The Series D Preferred Stock is redeemable at our option (i) in whole or in part, from time to time, on any dividend payment date on or after June 21, 2023 or (ii) in whole, but not in part, at any time within 90 days following a regulatory capital treatment event, in each case at a redemption price equal to $25.00 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Accordingly, the Series D Preferred Stock will remain outstanding indefinitely unless and until we decide to redeem it and receive the prior approval of the Board of Governors of the Federal Reserve System applicable to bank holding companies to do so. The Series D Preferred Stock has no preemptive or conversion rights. The Series D Preferred Stock has no voting rights except with respect to (i) in the case of certain dividend non-payments only, the election of two directors; (ii) authorizing, increasing the authorized amount of, or issuing senior stock; (iii) authorizing material and adverse changes to the terms of the Series D Preferred Stock, whether by merger consolidation or otherwise; and (iv) as otherwise required under Georgia law.

On June 28, 2019, we filed articles of amendment to our amended and restated articles of incorporation which, among other things, authorized the issuance of 14,000,000 shares of Series E Preferred Stock. All of the authorized shares of Series E Preferred Stock were issued on July 1, 2019. The Series E Preferred Stock ranks senior to our common stock and at least equally with each other series of preferred stock we may issue (except for any senior series that may be issued with the requisite consent of the holders of the Series E Preferred Stock and all other parity stock), with respect to the payment of dividends and distributions upon liquidation, dissolution or winding up. We will pay non-cumulative cash dividends on the Series E Preferred Stock, when, as and if declared by our board of directors or such committee, based on the $25.00 liquidation preference at a rate of 5.875% per annum, payable quarterly, in arrears, on January 1, April 1, July 1 and October 1 of each year beginning on October 1, 2019, and ending on July 1, 2024. From and including July 1, 2024, for each Reset Period (as defined below), we will pay dividends, when, as, and if declared by our board or such committee at a rate equal to the five-year U.S. Treasury Rate as of the most recent Reset Dividend Determination Date (as defined below) plus 4.127% per annum, payable quarterly, in arrears, on January 1, April 1, July 1 and October 1 of each year, beginning on July 1, 2024. A “Reset Date” means July 1, 2024 and each date falling on the fifth anniversary of the preceding Reset Date. A “Reset Period” means the period from and including July 1, 2024 to, but excluding, the next following Reset Date and thereafter each period from and including each Reset Date to, but excluding, the next following Reset Date. A “Reset Dividend Determination Date” means, in respect of any Reset Period, the day falling two business days prior to the beginning of such Reset Period. The Series E Preferred Stock has a liquidation preference of $25.00 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Liquidating distributions will be made on the Series E Preferred Stock only to the extent our assets are available after satisfaction of all liabilities to creditors and subject to the rights of holders of any security ranking senior to the Series E Preferred Stock, and pro rata with any other shares of our stock ranking equal to the Series E Preferred Stock. The Series E Preferred Stock is perpetual and does not have any maturity date. The Series E Preferred Stock is redeemable at our option (i) in whole or in part, from time to time, on July 1, 2024 or any subsequent Reset Date, or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event, in each case, at a redemption price equal to $25.00 per share, plus any declared and unpaid dividends. Accordingly, the Series E Preferred Stock will remain outstanding indefinitely unless and until we decide to redeem it and receive the prior approval of the Board of Governors of the Federal Reserve System applicable to bank holding companies to do so. The Series E Preferred Stock has no preemptive or conversion rights. The Series E Preferred Stock has no voting rights except with respect to (i) in the case of certain dividend non-payments only, the election of two directors; (ii) authorizing, increasing the authorized amount of, or issuing, shares of any class or series of stock ranking senior to the Series E Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up; (iii) authorizing material and adverse changes to the terms of the Series E Preferred Stock, whether by merger consolidation or otherwise; and (iv) as otherwise required under Georgia law.

Anti-Takeover Provisions
As described below, our articles of incorporation and bylaws contain several provisions that may make us a less attractive target for an acquisition of control by an outsider who lacks the support of our board of directors.

Shareholder Action Without a Meeting
Our bylaws allow action by the shareholders without a meeting only by unanimous written consent.

Advance Notice for Shareholder Proposals or Nominations at Meetings
In accordance with our bylaws, shareholders may nominate persons for election to the board of directors or bring other business before a shareholders’ meeting only by delivering prior written notice to us and complying with certain other requirements. With respect to any annual meeting of shareholders, such notice must generally be received by our Corporate Secretary no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. With respect to any special meeting of shareholders, such notice must generally be received by our Corporate Secretary no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to date of the special meeting (or if the first public announcement of the date of the special meeting is less than 100 days prior to the date of such special meeting, the 10th day following the day on which public announcement of the date of such special meeting is made by us). Any notice provided by a shareholder under these provisions must include the information specified in the bylaws.

Evaluation of Business Combinations
Our articles of incorporation also provide that in evaluating any business combination or other action, our board of directors may consider, in addition to the amount of consideration involved and the effects on us and our shareholders, (1) the interests of our employees, depositors and customers and our subsidiaries and the communities in which offices of the corporation or our subsidiaries are located (collectively, the “Constituencies”), (2) the reputation and business practices of the offeror and its management and affiliates as it may affect the Constituencies and the future value of our stock and (3) any other factors the board of directors deems pertinent.